Via facsimile and U.S. Mail
Mail Stop 6010

November 27, 2007

Mr. John D. Stanton
Chief Executive Officer
Nanobac Pharmaceuticals, Inc.
4730 N. Habana Avenue, Suite 205
Tampa, FL 33614

>   **Re: Nanobac Pharmaceuticals,, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed November 20, 2007**
>   **File No. 033-80612**

Dear Mr. Stanton:

We have reviewed your filing and your November 20, 2007 response to our November 16, 2007 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1.   The letter you provide from Aidman Piser as Exhibit 16 does not reference the revised disclosures made in your amended Form 8-K filed on November 20, 2007 as requested in our previous comment two. Please request a second letter from your former auditor that indicates whether or not they agree with the disclosures that you will provide in your next amendment. Please ensure that your revised disclosure is consistent with your response to our previous comment one and file this revised letter as Exhibit 16. Please see Item 304(a)(3) of Regulation S-B.

2.   The three representations requested in our original comment letter must be made
        by a duly authorized officer of the company. Please provide, in writing, a
        statement signed by a duly authorized officer of the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        If you have any questions, please call me at (202) 551-3638.

                                        Sincerely,

                                        Mark K. Brunhofer
                                        Senior Staff Accountant